CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

Web: www.cibt.net

TSX.V: CPT

January 30, 2008

OTC.BB (US): CBTGF

CIBT Expands to 40th Location Globally

CIBT Education Group Inc. (TSXV: CPT; OTC.BB (US): CBTGF) reports that its subsidiary, CIBT School of Business & Technology Corp., has signed an agreement to establish a CIBT Vocational and Education Center at the Hangzhou Technical Institute (HTI) in Hangzhou City, China. This new CIBT center will deliver selected vocational programs, career programs and business management programs offered by CIBT School of Business and by CIBT Education Group’s subsidiary, Sprott-Shaw Community College, in Canada. Programs planned for this location include advanced automotive maintenance and other trade skill programs.

Hangzhou is a major tourist magnet that brings culture, economics, and politics together into one city.  With a population of just over 6.5 million and a GDP of US$42.2 billion, Hangzhou is home to such industries as textiles, and machinery, along with other budding light industries like home electronics as a result of market reforms in 1992.  The city also has a sound transportation network with a subway system nearing completion and an inter-city magnetic levitation rail system in its assessment phase.

About Hangzhou Technical Institute (HTI):

Hangzhou Technical Institute covers an area of six acres with over 3,700 students, providing them with programs in automotive maintenance, service, restoration and other auto technician programs.  Using the latest automotive diagnostic equipment, HTI has a team of 242 faculty members dedicated in training their students.  The Institute is also a national vocational skill evaluation centre and is the only auto-technician evaluation centre in Zhejiang province.  In 2006, HTI was awarded an operations excellence award by the Zhejiang provincial government.

About CIBT Education Group Inc.:

CIBT Group is an education management and investment company with a special focus on the global education market.  Its two subsidiaries, CIBT School of Business & Technology Corp. and Sprott-Shaw Community College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 40 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

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